Exhibit 99.1

Weibo Reports Third Quarter 2017 Financial Results

BEIJING, China — November 7, 2017 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•                  Net revenues totaled $320.0 million, an increase of 81% year-over-year, exceeding the Company’s guidance between $290 million and $300 million.

•                  Advertising and marketing revenues were $276.8 million, an increase of 77% year-over-year.

•                  Other revenues were $43.2 million, an increase of 114% year-over-year.

•                  Net income attributable to Weibo was $101.1 million, an increase of 215% year-over-year, and diluted net income per share was $0.45, compared to $0.14 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $115.2 million, an increase of 111% year-over-year, and non-GAAP diluted net income per share was $0.51, compared to $0.24 for the same period last year.

•                  Adjusted EBITDA was $135.9 million, an increase of 136% year-over-year, or 42% of net revenues, compared to 33% for the same period last year.

•                  Monthly active users (“MAUs”) had a net addition of approximately 79 million users year over year and reached 376 million in September 2017. Mobile MAUs represented 92% of MAUs.

•                  Average daily active users (“DAUs”) had a net addition of approximately 33 million users year over year and reached 165 million in September 2017.

“We have made a number of breakthroughs in the areas of expanding ad customer base, improving ad system efficiency as well as developing innovative marketing solutions. These achievements in turn allowed us to drive robust topline and bottom line growth in the third quarter across all business sectors.” said Gaofei Wang, CEO of Weibo. “More importantly, I’m happy to see that we are increasingly creating a virtuous cycle of growth on Weibo by translating user base expansion and engagement growth into stronger monetization capabilities.”

Third Quarter 2017 Financial Results

For the third quarter of 2017, Weibo reported net revenues of $320.0 million, compared to $176.9 million for the same period last year. Advertising and marketing revenues totaled $276.8 million, compared to $156.7 million for the same period last year, and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $251.5 million, compared to $147.4 million for the same period last year. Other revenues totaled $43.2 million, compared to $20.2 million for the same period last year.

Costs and expenses for the third quarter of 2017 totaled $201.6 million, compared to $134.0 million for the same period last year. The increase in costs and expenses was primarily attributable to more marketing and development expenditures incurred and higher turnover tax costs (resulting from higher revenues). Non-GAAP costs and expenses were $188.0 million, compared to $122.4 million for the same period last year.

Income from operations for the third quarter of 2017 was $118.5 million, compared to $42.9 million for the same period last year. Non-GAAP income from operations was $132.0 million, compared to $54.5 million for the same period last year.

Non-operating income for the third quarter of 2017 was $4.3 million, compared to a non-operating loss of $9.2 million for the same period last year. Non-operating loss for the third quarter of 2016 mainly resulted from $11.1 million impairment on investments, which was excluded under non-GAAP measures. Income tax expenses were $22.0 million, compared to $1.9 million for the same period last year. The increase was primarily due to higher profitability and the change in tax status of the Company’s PRC subsidiary in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

Net income attributable to Weibo for the third quarter of 2017 was $101.1 million, or diluted net income per share of $0.45, compared to $32.1 million for the same period last year, or diluted net income per share of $0.14. Non-GAAP net income attributable to Weibo for the third quarter of 2017 was $115.2 million, or diluted net income per share of $0.51, compared to $54.6 million for the same period last year, or diluted net income per share of $0.24.

As of September 30, 2017, Weibo’s cash, cash equivalents and short-term investments totaled $737.0 million. For the third quarter of 2017, cash provided by operating activities was $110.6 million, capital expenditures totaled $4.4 million, and depreciation and amortization expenses amounted to $3.9 million.

Other Developments

Completion of Offering of Convertible Senior Notes

On October 30, 2017, the Company completed the offering of $900 million in aggregate principal amount of convertible senior notes due 2022, including a fully-exercised over-allotment option of $100 million principal amount of notes that the Company granted to the initial purchasers (the “Notes”). The Notes will bear annual interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. The Notes will be convertible into Weibo’s American Depositary Shares (“ADS”) based on an initial conversion price of approximately US$133.27 per ADS, which represents an approximately 47.5% conversion premium over the closing trading price of Weibo’s ADSs on October 25, 2017. The Notes will mature on November 15, 2022, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

Annual General Meeting

On November 2, 2017, the Company held its annual general meeting of shareholders, where the shareholders re-elected each of Mr. Charles Chao and Mr. Daniel Yong Zhang as a director of Weibo.

Business Outlook

For the fourth quarter of 2017, Weibo estimates that its net revenues to be between $355 million and $365 million, which assumes an average exchange rate of 6.70 RMB to US$1.00. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 6 AM — 7 AM Eastern Time on November 7 2017 (or 7 PM — 8 PM Beijing Time on November 7, 2017) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  6698249

A replay of the conference call will be available from 10:00 AM Eastern Time on November 7, 2017-9:00 AM Eastern time on November 15, 2017. The dial-in number is +61 2-8199-0299. The passcode for the replay is 6698249.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of gain on the sale of investments and impairment on investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests, and provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect). Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 27, 2017 and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2017	2016	2017	2017	2016

Net revenues:
Advertising and marketing revenues	$276,803	$156,693	$218,340	$664,440	$383,112
Other revenues	43,232	20,184	35,033	108,169	59,940
Total net revenues	320,035	176,877	253,373	772,609	443,052

Costs and expenses:
Cost of revenues (a)	62,428	44,494	50,372	159,250	121,777
Sales and marketing (a)	76,346	38,070	59,363	182,872	100,277
Product development (a)	50,770	39,674	45,528	135,489	114,219
General and administrative (a)	12,037	11,718	10,140	32,723	29,456
Total costs and expenses	201,581	133,956	165,403	510,334	365,729
Income from operations	118,454	42,921	87,970	262,275	77,323

Non-operating income (loss):
Gain on sale of and impairment on investments, net	(680)	(11,087)	(1,248)	(2,050)	(15,395)
Interest and other income , net	4,937	1,911	2,768	9,927	5,742
	4,257	(9,176)	1,520	7,877	(9,653)

Income before income tax expenses	122,711	33,745	89,490	270,152	67,670
Income tax expenses	(22,022)	(1,917)	(16,363)	(49,701)	(4,261)

Net income	100,689	31,828	73,127	220,451	63,409
Less: Net loss attributable to noncontrolling interests	(440)	(274)	(421)	(1,157)	(1,648)

Net income attributable to Weibo	$101,129	$32,102	$73,548	$221,608	$65,057

Basic net income per share attributable to Weibo	$0.46	$0.15	$0.33	$1.01	$0.30
Diluted net income per share attributable to Weibo	$0.45	$0.14	$0.33	$0.98	$0.29

Shares used in computing basic net income per share attributable to Weibo	221,428	215,671	220,256	220,005	213,832
Shares used in computing diluted net income per share attributable to Weibo	225,683	223,861	225,245	225,162	222,110

(a) Stock-based compensation in each category:
Cost of revenues	$1,014	$764	$940	$2,649	$1,815
Sales and marketing	2,287	1,784	2,157	6,048	3,702
Product development	6,386	5,304	5,251	16,631	11,360
General and administrative	3,689	3,536	3,585	10,674	10,306

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30,	December 31,
	2017	2016

Assets
Current assets:
Cash and cash equivalents	$186,651	$364,766
Short-term investments	550,305	31,188
Accounts receivable, net	158,215	116,054
Prepaid expenses and other current assets	108,583	66,664
Amount due from SINA	15,068	18,565
Current assets subtotal	1,018,822	597,237

Property and equipment, net	28,448	22,816
Goodwill and intangible assets, net	11,552	11,366
Investments	429,204	399,933
Other assets	8,765	5,592
Total assets	$1,496,791	$1,036,944

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$114,766	$48,997
Accrued and other liabilities	251,017	180,142
Deferred revenues	90,773	48,964
Current liabilities subtotal	456,556	278,103

Long-term liability	1,115	1,483
Total liabilities	457,671	279,586

Shareholders’ equity :
Weibo shareholders’ equity	1,035,893	753,225
Non-controlling interests	3,227	4,133
Total shareholders’ equity	1,039,120	757,358

Total liabilities and shareholders’ equity	$1,496,791	$1,036,944

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	September 30, 2017				September 30, 2016				June 30, 2017
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing revenues	$276,803			$276,803	$156,693			$156,693	$218,340			$218,340
Other revenues	43,232			43,232	20,184			20,184	35,033			35,033
Net revenues	$320,035			$320,035	$176,877			$176,877	$253,373			$253,373

		(13,376)	(a)			(11,388)	(a)			(11,933)	(a)
		(161)	(b)			(160)	(b)			(157)	(b)
Total costs and expenses	$201,581	$(13,537)		$188,044	$133,956	$(11,548)		$122,408	$165,403	$(12,090)		$153,313

		13,376	(a)			11,388	(a)			11,933	(a)
		161	(b)			160	(b)			157	(b)
Income from operations	$118,454	$13,537		$131,991	$42,921	$11,548		$54,469	$87,970	$12,090		$100,060

		13,376	(a)			11,388	(a)			11,933	(a)
		161	(b)			160	(b)			157	(b)
		680	(c)			11,087	(c)			1,248	(c)
		(113)	(d)			(101)	(d)			(194)	(d)
		(40)	(e)			(40)	(e)			(39)	(e)
Net income attributable to Weibo	$101,129	$14,064		$115,193	$32,102	$22,494		$54,596	$73,548	$13,105		$86,653

Diluted net income per share attributable to Weibo	$0.45			$0.51	$0.14			$0.24	$0.33			$0.38

Shares used in computing diluted net income per share attributable to Weibo	225,683			225,683	223,861			223,861	225,245			225,245

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$115,193				$54,596				$86,653
Interest income,net				(5,131)				(2,201)				(3,343)
Income tax expenses				22,062				1,957				16,402
Depreciation expenses				3,733				3,312				3,365
Adjusted EBITDA				$135,857				$57,664				$103,077

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Nine months ended
	September 30, 2017				September 30, 2016
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$664,440			$664,440	$383,112			$383,112
Other revenues	108,169			108,169	59,940			59,940
Net revenues	$772,609			$772,609	$443,052			$443,052

		(36,002)	(a)			(27,183)	(a)
		(473)	(b)			(562)	(b)
Total costs and expenses	$510,334	$(36,475)		$473,859	$365,729	$(27,745)		$337,984

		36,002	(a)			27,183	(a)
		473	(b)			562	(b)
Income from operations	$262,275	$36,475		$298,750	$77,323	$27,745		$105,068

		36,002	(a)			27,183	(a)
		473	(b)			562	(b)
		2,050	(c)			15,395	(c)
		(336)	(d)			(1,558)	(d)
		(118)	(e)			(140)	(e)
Net income attributable to Weibo	$221,608	$38,071		$259,679	$65,057	$41,442		$106,499

Diluted net income per share attributable to Weibo	$0.98			$1.15	$0.29			$0.48

Shares used in computing diluted net income per share attributable to Weibo	225,162			225,162	222,110			222,110

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$259,679				$106,499
Interest income, net				(10,385)				(5,394)
Income tax expenses				49,819				4,401
Depreciation expenses				10,343				9,928
Adjusted EBITDA				$309,456				$115,434

(a)  To exclude stock-based compensation.

(b)  To exclude amortization of intangible assets.

(c)  To exclude net results of gain on the sale of investments and impairment on investments.

(d)  To exclude non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests.

(e)  To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect to realize the benefit in the foreseeable future.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2017	2016	2017	2017	2016

Net revenues
Advertising and marketing revenues
Small & medium-sized enterprises and key accounts	$251,456	$147,437	$205,144	$618,106	$349,887
Alibaba	25,347	9,256	13,196	46,334	33,225
Subtotal	276,803	156,693	218,340	664,440	383,112

Other revenues	43,232	20,184	35,033	108,169	59,940
	$320,035	$176,877	$253,373	$772,609	$443,052